SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

March 16, 2026

•	FY25 EPS of R$12.37 versus R$14,02 in FY24. Excluding the effect of the financial asset FY25 EPS was R$10.90 vs R$6.00 in FY24;
•	R$4.8 bn Capex in 4Q25 aimed at universal access and R$15.2 bn in FY25;
•	97,000 net incremental connections versus FY24.

SÃO PAULO, SP – Sabesp (SBSP3) reported adjusted earnings of R$3.93 per share in the 4Q25, compared to R$2.10 per share in the same period of the previous year.

“2025 was a year marked by ramp-up in capex deployment, capital structure and allocation discipline, and continued progress towards best-in-class operational efficiency. We invested R$15.2 bn, more than double the amount invested in 2024, and closed the year with Adj EBITDA of R$13.2 bn (+17% y/y) and Net Income¹ of R$6.3 bn (+22% y/y), results that reflect the aggregate effect of our efficiency plan.

In 4Q25, we kept pace and achieved important milestones where (i) collection rate reached 100.2%, (ii) costs declined by (11%) y/y, and (iii) volume grew by 3.0%, resulting in an Adj EBITDA of R$3.4 bn (+13% versus 4Q24) and Net Income¹ of R$1.9 bn,” said Daniel Szlak, CFO of Sabesp.

“More importantly, we´ve expanded the access to sanitation, meeting all U-Factor units incremental targets for 2024-25 one month ahead of schedule and brought water to 1,8 mn people and sewage to 3,8 mn people in that period. The magnitude of our investments also boosted the economy in the communities in which we operate, creating around 40,000 direct and indirect jobs.

As the largest sanitation company in the Southern Hemisphere, we remain committed to an agenda that combines top-notch infrastructure investment, operational excellence and sustainability in our communities. We enter 2026 with even stronger foundations to accelerate this movement,” said Carlos Piani, CEO of Sabesp.

Consolidated Results

For the quarter-ended December 31, 2025, Sabesp reported adjusted earnings per share of R$3.93 compared to R$2.10 recorded in the same period of the previous year. Performance was driven by volume growth resulting from new connections (U-Factor targets fully attained), tariff gains and better collection, partially offset by the change in customer mix, with the expansion of connections with access to subsidized rates².

The quarter maintained the momentum of efficiency gains, with reductions in general and administrative expenses, headcount reduction, power optimization with shifts to the free market, and a lower allowance for doubtful accounts. These factors contributed to a 13% gain in Adj EBITDA, totaling R$3.4 bn in 4Q25, and offset the effect of higher benchmark rates (Selic) in financial expenses to maintain Net Income stable at R$1.9 bn y/y.

Sabesp invested R$4.8 bn in 4Q25, a 73% increase over the same period of the previous year, focusing on expansion projects directly aimed at meeting universalization targets.

Earnings Conference Call

Will be held on March 17, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website.

1.	Excluding the update of the financial asset (indemnification)
2.	Covered from July/25 onward by the amendment signed between Sabesp and URAE-1 (https://semil.sp.gov.br/urae1/wp content/uploads/sites/26/2025/08/2-Termo_Aditivo_Assinado_URAE1_ARSESP_SABESP.pdf)

REPORTED INCOME STATEMENT (CONSOLIDATED)									R$ mn
		4Q25	4Q24	Var. (R$)%		2025	2024	Var. (R$)%
	Revenue from Operations	6,346	6,229	117	1.9	24,761	23,895	866	3.6
	FAUSP	(230)	(238)	8	(3.5)	(966)	(395)	(571)	144.5
	Financial Asset	830	331	498	150.4	1,676	9,151	(7,475)	(81.7)
	Sales Tax	(511)	(567)	56	(9.9)	(1,817)	(2,731)	915	(33.5)
(=)	Net Sanitation Revenue	6,435	5,755	680	11.8	23,655	29,920	(6,265)	(20.9)
	Construction revenues	4,841	2,084	2,757	132.3	14,437	6,226	8,211	131.9
(=)	Net Revenue	11,276	7,839	3,438	43.9	38,092	36,145	1,947	5.4
	Construction costs	(4,841)	(2,037)	(2,804)	137.7	(14,437)	(6,086)	(8,351)	137.2
	Operating Costs and expenses	(2,310)	(3,393)	1,082	(31.9)	(9,169)	(11,627)	2,458	(21.1)
	Other operating income/(expense), net	282	(125)	406	(325.9)	275	(280)	555	(198.0)
	Minority Interest	16	10	6	66.4	48	35	13	36.3
(=)	EBITDA	4,423	2,294	2,128	92.8	14,808	18,187	(3,379)	(18.6)
(%)	Margin	39%	29%	-	10.0	39%	50%	-	(11.4)
	Depreciation and Amortization	(547)	(521)	(26)	5.0	(2,209)	(2,677)	468	(17.5)
(=)	EBIT	3,876	1,774	2,102	118.5	12,600	15,510	(2,911)	(18.8)
	Net Financial result	(894)	(543)	(351)	64.6	(898)	(1,868)	970	(51.9)
(=)	EBT	2,982	1,231	1,752	142.3	11,702	13,643	(1,941)	(14.2)
	Income tax	(297)	204	(501)	(245.3)	(3,240)	(4,063)	823	(20.3)
(=)	Net income	2,685	1,435	1,251	87.1	8,462	9,580	(1,118)	(11.7)
(%)	Margin	24%	18%	-	5.5	22%	27%	-	(4.3)
	EPS (R$)*	3.93	2.10	-	-	12.37	14.02	-	-

ADJUSTED INCOME STATEMENT (CONSOLIDATED)

4Q25

R$ mn

		4Q25	Adjustments			4Q25 Adjusted	4Q24 Adjusted	Var. (R$)%
			Financial Asset	Construction	Non-Recurring
	Revenue from Operations	6,346	-	-	-	6,346	6,229	117	1.9
	FAUSP	(230)	-	-	-	(230)	(238)	8	(3.5)
	Financial Asset	830	(830)	-	-	-	-	-	-
	Sales Tax	(511)	77	-	-	(434)	(425)	(9)	2.2
(=)	Net Sanitation Revenue	6,435	(753)	-	-	5,682	5,565	117	2.1
	Construction revenues	4,841	-	(4,841)	-	-	-	-	-
(=)	Net Revenue	11,276	(753)	(4,841)	-	5,682	5,565	117	2.1
	Construction costs	(4,841)	-	4,841	-	-	-	-	-
	Operating Costs and expenses	(2,310)	-	-	50	(2,260)	(2,519)	259	(10.3)
	Other operating income/(expense), net	282	-	-	(330)	(49)	10	(58)	(600.8)
	Minority Interest	16	-	-	-	16	(57)	73	(128.3)
(=)	EBITDA	4,423	(753)	(0)	(280)	3,389	2,999	390	13.0
(%)	Margin	39%	-	-	-	60%	54%	-	5.8
	Depreciation and Amortization	(547)	-	-	-	(547)	(521)	(26)	5.0
(=)	EBIT	3,876	(753)	(0)	(280)	2,843	2,478	364	14.7
	Net Financial result	(894)	-	-	(154)	(1,048)	(543)	(505)	93.0
(=)	EBT	2,982	(753)	(0)	(434)	1,795	1,935	(141)	(7.3)
	Income tax	(297)	256	0	148	107	(35)	142	(402.5)
(=)	Net income	2,685	(497)	(0)	(287)	1,902	1,901	1	0.0
(%)	Margin	24%	-	-	-	33%	34%	-	(0.7)
	EPS (R$)*	3.93	-	-	-	2.78	2.78	-	-

Balance adjusted by construction revenue/cost

The non-recurring effects on 4Q25 EBITDA were: (i) R$ 369 mn related to tax credits; (ii) R$ (60) mn in accruals for logistics restructuring and (iii) R$ (28) mn reduction in legal contingencies.

For comparison purposes, the non-recurring impacts reported in 4Q24 EBITDA were: (i) Sabesp Gente VTP accrual for R$ 630 mn; (ii) reassessment of legal claims R$ 471 mn; (iii) Write-off of work in progress fixed assets of R$ 164 mn; (iv) R$ 111 mn of accrual for taxes on unbilled revenue; (v) R$ 100 mn of Privatization expenses; (vi) Slow move and inventory difference accrual of R$ 95 mn; and (vii) Post-privatization PMI consulting of R$ 40 mn.

In addition to the impact of non-recurring items on 4Q25 EBITDA, there was a non-recurring effect of R$ 154 mn in financial results, related to the monetary update of tax recoveries.

2025

R$ mn

		2025	Adjustments			2025 Adjusted	2024 Adjusted	Var. (R$)%
			Financial Asset	Construction	Non-Recurring
	Revenue from Operations	24,761	-	-	-	24,761	23,895	866	3.6
	FAUSP	(966)	-	-	108	(858)	(395)	(463)	117.2
	Financial Asset	1,676	(1,676)	-	-	-	-	-	-
	Sales Tax	(1,817)	155	-	(28)	(1,690)	(1,774)	84	(4.8)
(=)	Net Sanitation Revenue	23,655	(1,521)	-	80	22,213	21,726	487	2.2
	Construction revenues	14,437	-	(14,437)	-	-	-	-	-
(=)	Net Revenue	38,092	(1,521)	(14,437)	80	22,213	21,726	487	2.2
	Construction costs	(14,437)	-	14,437	-	-	-	-	-
	Operating Costs and expenses	(9,169)	-	-	155	(9,014)	(10,388)	1,374	(13.2)
	Other operating income/(expense), net	275	-	-	(301)	(26)	(34)	8	(23.1)
	Minority Interest	48	-	-	-	48	35	13	36.3
(=)	EBITDA	14,808	(1,521)	(0)	(66)	13,221	11,339	1,882	16.6
(%)	Margin	39%	-	-	-	60%	52%	-	7.3
	Depreciation and Amortization	(2,209)	-	-	-	(2,209)	(2,627)	418	(15.9)
(=)	EBIT	12,600	(1,521)	(0)	(66)	11,012	8,712	2,300	26.4
	Net Financial result	(898)	-	-	(1,660)	(2,558)	(1,744)	(814)	46.7
(=)	EBT	11,702	(1,521)	(0)	(1,727)	8,454	6,968	1,485	21.3
	Income tax	(3,240)	517	0	587	(2,135)	(1,794)	(341)	19.0
(=)	Net income	8,462	(1,004)	(0)	(1,140)	6,318	5,174	1,144	22.1
(%)	Margin	22%	-	-	-	28%	24%	-	4.6
	EPS (R$)*	12.37	-	-	-	9.24	7.57	-	-

ADJUSTED NET REVENUE

Adjusted net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 5,682 mn in 4Q25, an increase of +2.1% vs 4Q24. The main factors that impacted revenue in the period were:

•	1.5% in net price: large clients’ discount removal;
•	3.0% in billed volume: New units (+2.4%) and higher consumption (+0.6%);
•	(2.6)% in mix: Growth in units with access to subsidized rates;
•	0.2% FAUSP;

For the year, revenue growth was 2.2%, R$ 487 mn higher vs 2024, with the main factors being:

•	3.3% in net price: 2.3% carry over and 1.0% due to removal of discounts for large clients;
•	1.9% in billed volume: New units (+1.6%) and increased consumption (+0.3%);
•	(0.8)% in mix: growth in units with access to subsidized rates;
•	(2.1)% FAUSP: in 2024 FAUSP began only in the 2nd half and the rate review occurred in Aug/2025;

CONSUMPTION BY CATEGORY

	Billed Volume (mns of m³)			Average Rate (R$/m³)
Category	4Q25	4Q24%		4Q25	4Q24%
Residential	961	924	4.0	4.03	4.21	(4.1)
Commercial	100	98	1.8	15.00	14.57	2.9
Industrial	19	18	1.1	20.08	17.38	15.5
Total Retail	1,080	1,041	3.8	5.33	5.42	(1.7)
Wholesale	14	15	(2.5)	2.68	2.81	(4.6)
Others¹	28	23	25.3	21.67	23.82	(9.0)
Total	1,123	1,078	4.1	5.71	5.77	(1.1)

	Billed Volume (mns of m³)			Average Rate (R$/m³)
Category	2025	2024	%	2025	2024	%
Residential	3,764	3,683	2.2	4.07	4.22	(3.4)
Commercial	396	386	2.4	14.78	14.28	3.5
Industrial	74	74	(0.2)	19.23	16.94	13.5
Total Retail	4,233	4,143	2.2	5.34	5.38	(0.8)
Wholesale	54	60	(10.1)	2.78	2.56	8.8
Others¹	120	113	6.3	18.15	18.87	(3.8)
Total	4,407	4,316	2.1	5.66	5.70	(0.7)

(1) Others are composed of Public, Own Building, and Mauá (BRK).

Number of connections in thousands¹	4Q25	4Q24	Var,	%
Water¹	9,517	9,483	34	0.4
Sewage¹	8,257	8,194	64	0.8

(1) Active and registered connections, average at the end of the period

Not audited by external auditors

COST AND EXPENSE

In 4Q25, OPEX showed a 10% reduction vs 4Q24, a decrease of R$ 267 mn. The main factors for this result were: (i) R$ 172 mn in general and administrative expenses, composed mainly R$ 152 mn of municipal funds (FMSAI) anticipation; and (ii) R$ 86 mn in personnel reduction in headcount, partially offset by services logistics investments, environmental compensation and IT. For the full year, the reduction was 13% vs 2024, with costs and expenses totaling R$ 9,041 mn.

R$ mn

	4Q25 adjusted	4Q24 adjusted	Var. (R$)%		2025 adjusted	2024 adjusted	Var. (R$)%
Personnel	(406)	(492)	86	(17.6)	(2,417)	(2,682)	265	(9.9)
General supplies	(97)	(143)	47	(32.6)	(291)	(412)	121	(29.3)
Treatment supplies	(140)	(144)	4	(2.9)	(504)	(530)	26	(5.0)
Services	(787)	(678)	(108)	15.9	(2,804)	(2,654)	(150)	5.7
Power	(390)	(391)	1	(0.4)	(1,534)	(1,575)	41	(2.6)
General expenses	(322)	(494)	172	(34.9)	(862)	(1,896)	1,034	(54.5)
Tax expenses	(29)	(20)	(9)	47.4	(92)	(81)	(11)	13.9
Allowance for doubtful accounts	(90)	(155)	65	(41.8)	(510)	(558)	48	(8.6)
Other revenues and expenses	(49)	(57)	8	(14.8)	(26)	(34)	8	(23.1)
Costs and Expenses	(2,309)	(2,576)	267	(10.4)	(9,041)	(10,422)	1,382	(13.3)
Depreciation and Amortization	(547)	(521)	(26)	5.0	(2,209)	(2,627)	418	(15.9)
Costs, Expenses, Depreciation and Amortization	(2,856)	(3,097)	241	(7.8)	(11,249)	(13,049)	1,800	(13.8)

PERSONNEL

Sabesp ended 4Q25 with 8,717 employees, a 17% reduction vs the same period of the previous year,

Number of employees	4Q25	4Q24	Var. (Qty.)%
Employees at the end of each period	8,717	10,552	(1,835)	(17.4)
Employees - simple average	8,981	10,565	(1,584)	(15.0)

capital expenditures

In 4Q25, CapEx totaled R$ 4,771 mn, an increase of 73% compared to 4Q24 and 20% compared to 3Q25, in 2025, CapEx totaled R$ 15,202 mn, an increase of 120% compared to the same period of the previous year,

R$ mn

	4Q25	4Q24	Var. (R$)%		2025	2024	Var. (R$)%
Water	2,107	966	1,141	118.2	4,921	2,891	2,030	70.2
Sewage	2,665	1,785	880	49.3	10,280	4,020	6,260	155.7
Total	4,771	2,750	2,021	73.5	15,202	6,911	8,290	120.0

BALANCE SHEET (CONSOLIDATED)

ASSETS	4Q25	4Q24
Current assets
Cash and Equivalents	4,663,226	1,682,606
ST investments	7,707,745	3,699,694
Trade receivables	4,413,449	3,894,557
Related parties	276,388	319,546
Inventories	22,061	10,818
Restricted cash	9,575	37,715
Taxes	1,295,310	800,811
Derivatives	-	67,440
Held for sale	26,864	-
Other assets	141,892	95,673
Total Current assets	18,556,510	10,608,860

Fixed and LT assets
LT investments	-	769,057
Trade receivables	258,544	327,798
Related parties	862,782	908,875
Legal deposits	120,021	139,222
ANA (Agência Nacional de Águas)	2,250	1,993
Investments	254,358	215,803
Non-operating Property	49,933	46,630
Contract asset (Construction in progress)	11,018,516	4,877,667
Financial asset (Indemnity)	21,665,330	17,601,626
Intangibles	50,492,473	44,771,124
PP&E	890,791	561,548
Others assets	31,259	135,227
Total noncurrent assets	85,646,257	70,356,570
Total Assets	104,202,767	80,965,430

LIABILITIES AND EQUITY	4Q25	4Q24
Current liabilities
Trade payables	2,400,046	766,609
Services payables	2,772,416	1,438,507
ST Debt	5,092,816	3,133,850
Labor	699,629	1,286,193
Tax	615,592	591,271
Sales Tax	89,049	-

Dividends and IoC	2,059,850	2,275,890
Legal Accruals	1,370,013	1,546,185
Public-Private Partnership	469,687	452,323
Derivatives	661,421	-
Performance Contracts	120,776	287,109
Others	201,619	194,308
Total Current liabilities	16,552,914	11,972,245

Noncurrent Liabilities
LT Debt	35,049,531	22,124,447
Tax	3,129,908	2,661,891
Sales Tax	1,191,916	1,117,804
Legal Accruals	533,399	895,495
Pension	2,140,161	1,931,145
Public-Private Partnership	2,856,008	2,853,896
Performance Contracts	6,151	137,441
Others	341,655	343,012
Total Noncurrent Liabilities	45,248,729	32,065,131
Total Liabilities	61,801,643	44,037,376

Equity
Capital stock	21,210,000	15,000,000
Capital reserve	30,219	-
Profit reserve	21,518,212	21,647,715
Treasury Shares	(475,385)	-
Other Comprehensive Income	118,078	280,339
Total Equity	42,401,124	36,928,054
Total Equity and Liabilities	104,202,767	80,965,430

STATEMENT OF CASH FLOWS (CONSOLIDATED)

R$ ‘000	4Q25	4Q24
Cash flows from operations	3,234,041	4,103,290
Earnings before Tax	2,982,224	1,230,616
Adjustments on net income:
Depreciation and amortization	546,755	520,529
Fixed Assets write-off	96,286	165,423

Allowance for doubtful accounts	90,425	959,945
Accruals and inflation over accruals	109,644	149,263
Interest owed	1,827,125	630,906
Inflation and FX on Debt	357,034	128,661
Interest and inflation adjustments, net	(366,633)	(103,772)
Derivatives	(952,122)	(167,001)
Financial Charges from Customers	(67,793)	(74,291)
Construction Margin	-	(46,851)
Voluntary dismissal plans	(356,943)	615,440
Equity pick-up	(16,173)	(9,721)
PPP Interest and inflation	124,124	197,079
SP City Transfers	156,031	122,652
Pension	(28,781)	14,888
Deferred Sales Tax on financial assets (indemnity)	76,759	6,646
Update of financial asset (indemnity)	(829,834)	(331,463)
Others	(514,087)	94,341
Changes in assets
Trade receivables	108,408	(1,099,017)
Related parties	128,864	(57,234)
Inventory	9,188	(1,673)
Tax	(311,335)	(617,048)
Escrow	10,760	598
Others	38,246	23,658
Changes in liabilities
Trade payables	(1,842,188)	231
Services payables	361,654	502,865
Labor	(73,277)	19,357
Income Tax	449,787	666,642
Sales Tax	12,943	112,722
Accruals	(17,269)	(48,707)
Pension	(80,696)	(44,039)
Others	179,244	(61,713)
Cash from operations	(1,025,671)	(603,358)
Interest paid	(533,817)	(425,144)
Income tax	(767,803)	(410,375)
Free cashflow from operations	906,750	2,664,413

	4Q25	4Q24
Cash-flow from investments
Contract, intangible assets and PP&E	(4,078,384)	(2,081,197)
Restricted Cash	(2,963)	(8,119)
Financial investments – Investment	(11,378,711)	(1,237,617)

Financial Investments – Withdrawal	11,525,330	(1,119,285)
Financial Investments – Noncurrent	(776,497)	(15,920)
Investment	3,156	40,234
Equity redemption/(injection) in subsidiaries	(16,393)	(40,234)
Free cashflow from investments	(4,724,462)	(4,462,138)

Cash flow from financing activity
Borrowings
Debt issuance	6,436,589	1,240,303
Amortization	(2,128,504)	(383,574)
Dividends and IoC	1	-
PPP	(120,527)	(132,541)
Program Contract Commitments	-	(35)
Derivatives	(200,256)	362,874
Treasury shares	(475,385)	-
Free cashflow from financing activities	3,511,918	1,087,027

Increase / (decrease) in cash and cash equivalents in the period	(305,794)	(710,698)
Represented by:
Cash and equivalents BoP	4,969,019	2,393,304
Cash and equivalents EoP	4,663,226	1,682,606
Increase / (decrease) in cash and cash equivalents in the period	(305,794)	(710,698)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 17, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.